AB 4/6/06

SE 06007583 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Research & Consulting, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

SEC MAIL RECEIVED PROCESSING APR 03 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Norton (860)299-2060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Blasberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Research & Consulting, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Research & Consulting, Inc.

Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2005 and 2004 for the years then ended

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
Conning Research & Consulting, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Research & Consulting, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 31, 2006

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 4,014,470	$ 4,004,016
Accounts receivable, net	-	124,294
Receivable from affiliates	127,744	-
Income taxes receivable	59,715	62,777
Deferred tax asset	493,515	587,048
Prepaid expenses	9,495	13,615
Total assets	$ 4,704,939	$ 4,791,750
LIABILITIES AND SHAREHOLDER'S EQUITY		
Compensation payable	$ 975,631	$ 632,814
Due to Parent and affiliates	758,539	359,872
Deferred revenue	829,137	1,868,669
Other liabilities and accrued expenses	129,973	126,778
Total liabilities	2,693,280	2,988,133
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	4,443,847	4,443,847
Accumulated deficit	(2,432,198)	(2,640,240)
Total shareholder's equity	2,011,659	1,803,617
Total liabilities and shareholder's equity	$ 4,704,939	$ 4,791,750

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Subscriptions	$ 2,143,773	$ 2,262,585
Consulting Fees	452,305	468,639
Sales and Marketing Fees	1,000,000	-
Interest income	64,189	10,173
Total revenues	3,660,267	2,741,397
EXPENSES		
Employee compensation and benefits	2,400,721	2,049,556
Occupancy and equipment	240,028	282,832
Marketing and production	159,970	148,784
Financial data services	195,775	185,272
Professional fees	320,826	199,026
Other operating expense	35,988	39,762
Total expenses	3,353,308	2,905,232
Income (Loss) before income taxes	306,959	(163,835)
Provision for income taxes	98,917	178,195
Net Income (Loss)	$ 208,042	$ (342,030)

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2003	$ 10	$ 2,253,215	$ (2,298,210)	$ (44,985)
Contribution from Parent	-	940,632	-	940,632
Forgiveness of debt (see Note 6)		1,250,000		1,250,000
Net loss	-	-	(342,030)	(342,030)
Balance, December 31, 2004	$ 10	$ 4,443,847	$ (2,640,240)	$ 1,803,617
Net income	-	-	208,042	208,042
Balance, December 31, 2005	$ 10	$ 4,443,847	$ (2,432,198)	$ 2,011,659

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ 208,042	$ (342,030)
Changes in assets and liabilities:		
Accounts receivable, net	124,294	(49,294)
Receivable from affiliates	(127,744)	-
Income taxes receivable and deferred tax asset	96,595	538,195
Prepaid expenses	4,120	(7,711)
Compensation payable	342,817	271,828
Due to Parent and affiliates	398,667	278,516
Deferred revenue	(1,039,532)	1,171,645
Other liabilities and accrued expenses	3,195	(691,991)
Net cash provided by operating activities	10,454	1,169,158
Cash flows from financing activities:		
Capital contribution by Parent	-	940,632
Forgiveness of debt by Parent	-	1,250,000
Net cash provided by financing activities	-	2,190,632
Net increase in cash and cash equivalents	10,454	3,359,790
Cash and cash equivalents, beginning of the year	4,004,016	644,226
Cash and cash equivalents, end of the year	$ 4,014,470	$ 4,004,016

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Research & Consulting, Inc. (the "Company") publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent") which acquired 100% of the common stock of the Company in 2004 (Note 9). The Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement. Sales and marketing revenue is earned ratably over the term of the contract.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less. The carrying amounts reported in the statement of financial condition approximate fair value of these instruments.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation Insurance limit of $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income reported in the financial statements. In accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes", deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized.

For the years ended December 31, 2005 and 2004, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with SRAH. The executed tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – RECEIVABLES

Accounts receivable includes amounts due for consulting engagements of the Company. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2005 and 2004.

NOTE 4 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

	2005	2004
Current income tax provision		
Federal	11,356	$8,949
State	(28,979)	33,677
Deferred income tax provision		
Federal	202,119	106,330
State	(85,579)	29,239
Total income tax provision	$ 98,917	$178,195

At December 31, 2005, the effective tax rate of 32.2% was lower than the statutory federal tax rate of 35%, primarily due to the impact of current year state and local taxes (5.3%), offset by provision to filed return adjustments (4.4%) and other adjustments (3.7%) to federal, state and local taxes.

Deductible temporary differences related to employee benefits and incentive compensation comprise the majority of the Company's deferred tax asset. The Company utilized federal and state and local income tax net operating loss carryforwards in determining its provision for income taxes. At December 31, 2005, the Company has net operating loss carryforwards of approximately $48,863 and $1,440,815 available for federal and state and local income tax purposes, respectively. These losses will expire between 2022 and 2023. During 2005 the Company wrote off State net operating losses in jurisdictions in which the Company is not currently registered to do business. As a result, the 2004 valuation allowance of $285,685 established against those losses has been reduced to zero.

NOTE 5 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participates in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan"). The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2005 and 2004 were $54,993 and $44,213, respectively, and are reflected in the Company's statement of operations.

Employee Retirement Plan – The Company participates in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH. The plan covers substantially all of the Company's employees. The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2005 and 2004 were $138,114 and $142,050, respectively, and are reflected in the Company's statement of operations.

Postretirement Benefit Plan – The Company provides certain postretirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2005 and 2004 were $46,163 and $48,560, respectively, and are reflected in the Company's statement of operations.

Incentive Compensation Plan – The Company has an Incentive Compensation Plan which provides for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees. The amount of incentive compensation is based upon performance related criteria determined at the discretion of the SRAH Compensation Committee of the Board of Directors. Amounts payable in ADRs do not vest until employees complete four years of continuous service following the date of grant. The full incentive compensation award is expensed in the year it is earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH will provide the Company with ADRs as needed at future dates to meet the Company's obligations. The ADR receivable from SRAH and payable to employees are both marked to market at each balance sheet date. If an employee terminates prior to the vesting date, the Company will reduce compensation expense in the year of termination. At December 31, 2005, representing the first year the Company was eligible to participate in the plan, the amount included in receivable from affiliates and compensation payable was $127,744.

NOTE 6 – RELATED PARTY ACTIVITIES

SRAH provides administrative services at the request of the Company including employee benefits and administration, pension, information services, tax and other administrative support. Fees for these services for the years ended December 31, 2005 and 2004 were $211,200 and $132,066, respectively, and are reflected in the Company's statement of operations.

The Parent provides accounting, legal and compliance support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2005 and 2004 were $142,922 and $173,926, respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period. Expenses for the years ended December 31, 2005 and 2004 were $74,197 and $44,937, respectively.

Swiss Reinsurance Financial Products ("SRFP) paid the Company $1,000,000 in Decemeber 2004 per an agreement for sales and marketing services to be completed in 2005. The Company classified this transaction as deferred revenue. During 2005, the Company recognized the income earned ratably over the period of the contract.

Swiss Reinsurance Company Zurich ("SRZ") provides technology services to the Company. These services include network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2005 and 2004 were $59,574 and $59,827, respectively.

The Company provides subscription services of their library of publications to Conning Asset Management Company ("CAM"), which includes analysis for the life insurance industry, as well as research services. Fees for providing this service were $300,000 and $279,540, respectively, for the years ended December 31, 2005 and 2004 and are reflected in the Company's statement of operations.

Receivable from affiliates is comprised of the following:

	2005	2004
Receivable from Swiss Re America Holding	$ 127,744	$ -
Total receivable from affiliates	$ 127,744	$ -

Due to Parent and affiliates is comprised of the following:

	2005	2004
Due to Conning Asset Management	$ 731,312	$ 17,145
Due to Conning & Company	24,889	195,411
Due to Swiss Re American Holdings	2,338	10,000
Due to Swiss Re Financial Services	-	137,316
Total due from Parent and affiliates	$ 758,539	$ 359,872

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

During 2004, the Parent had two capital transactions in connection with the Company's new operation as a registered securities broker/dealer. In October, the Parent contributed cash of $940,632. In December, the Parent forgave the Company's debt to the Parent of $1,250,000. The debt was the accumulation of intercompany transactions.

NOTE 7 – COMPENSATION PAYABLE

Compensation payable is comprised of the following:

	2005	2004
Reserve - Bonus & Profit Sharing	$ 448,000	$ 442,000
Pension Payable	280,164	142,050
ADR Payable to Employees	127,744	-
Accrued Post Retirement Benefit	94,723	48,560
Severance Payable	25,000	-
Disability Insurance Payable	-	204
Total compensation payable	$ 975,631	$ 632,814

NOTE 8 – OTHER OPERATING EXPENSE

Other operating expense is comprised of the following:

	2005	2004
Dues and membership	$ 1,534	$ 8,810
Telephone expense	7,866	7,471
Bank fees	8,327	7,130
Other	18,261	16,351
Total other operating expense	$ 35,988	$ 39,762

NOTE 9 – ACQUISITIONS / DISPOSITIONS

On January 1, 2004 the Parent acquired 100% of the common stock of the Company from another wholly-owned subsidiary of Swiss Re. The Company, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), recorded this transaction between entities under common control as a transfer of assets and liabilities at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, there was no revaluation of the accounts and no goodwill or intangible assets were recorded.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $179,551 at December 31, 2005. At December 31, 2005 the Company had net capital of $1,589,990, which was $1,410,439 in excess of the required net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 1.69 to 1. Net capital may fluctuate on a daily basis.

The allowable credit for bonus accrual, net of tax, results from the Company's incentive compensation which is accrued but is not contractually payable until approved by the Board of Swiss Re in March, 2006.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Total shareholder's equity		$ 2,011,659
Add:		
Allowable credit for Bonus accrual, net of tax (Note 11)		268,800
Total shareholder's equity qualified for net capital		2,280,459
Less non-allowable assets:		
Income tax receivable	$ 59,715	
Deferred tax asset	493,515	
Receivable from affiliates	127,744	
Prepaid expenses and other assets	9,495	690,469
Net capital		$ 1,589,990
Total aggregate indebtedness		$ 2,693,280
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 179,551	
Net capital in excess of requirements	1,410,439	
Net capital		$ 1,589,990
Ratio of aggregate indebtedness to net capital		1.69 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2005.

SCHEDULE II

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).